SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Ashland Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

044186104
(CUSIP Number)

Ricky C. Sandler
Eminence Capital, LP
399 Park Avenue, 25th Floor
New York, New York 10022
(212) 418-2100

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044186104	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Eminence Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,212,068 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,212,068 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,212,068 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IA; PN

CUSIP No. 044186104	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Ricky C. Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 196.66 shares of Common Stock
	8	SHARED VOTING POWER 3,212,068 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 196.66 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 3,212,068 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,212,264.66 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 044186104	SCHEDULE 13D/A	Page 4 of 7 Pages

This Amendment No. 4 to the Schedule 13D (this "Amendment No. 4") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Ashland Inc., a Delaware corporation (the "Issuer") and amends the Schedule 13D filed on June 13, 2019 (as amended, the "Schedule 13D"). Capitalized terms used and not defined in this Amendment No. 4 have the meanings set forth in the Original Schedule 13D. This Amendment No. 4 is being filed to amend Items 3, 4, 5(a)-(c) and 6 of the Schedule 13D as follows:

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $261,925,094 (including brokerage commissions) in the aggregate to purchase the Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein with respect to the (i) Family Accounts is available funds and (ii) Eminence Funds and SMAs is the working capital of each of the Eminence Funds and SMAs for the shares held by each of them.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons sold a portion of their shares of Common Stock for portfolio management reasons.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of the shares of Common Stock beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 50,094,986 shares of Common Stock outstanding as of December 31, 2023 as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2023 filed by the Issuer with the Securities and Exchange Commission on January 31, 2024.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information regarding transactions in the shares of Common Stock that have been effected by the Reporting Persons during the past sixty (60) days is set forth in Schedule A which is attached hereto and is incorporated herein by reference.

CUSIP No. 044186104	SCHEDULE 13D/A	Page 5 of 7 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons are parties to an agreement with respect to the joint filing of the Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 to the Schedule 13D and is incorporated by reference herein.

Other than the joint filing agreement, there are no contracts, arrangements, understandings or relationship among the Reporting Persons or between the Reporting Persons and any other person with respect to the securities of the Issuer.

CUSIP No. 044186104	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: April 25, 2024

/s/ Ricky C. Sandler
Ricky C. Sandler, individually, and as Chief Executive Officer of Eminence Capital, LP

CUSIP No. 044186104	SCHEDULE 13D/A	Page 7 of 7 Pages

Schedule A

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK BY THE REPORTING PERSONS DURING THE PAST SIXTY (60) DAYS

The following table sets forth all transactions with respect to the shares of Common Stock effected during the past sixty (60) days by the Reporting Persons, which were all effected in the open market through a broker.

Trade Date	Amount Purchased (Sold)	Price Per Share ($)
02/26/2024	(52,386)	93.40
02/27/2024	(53,284)	93.64
03/01/2024	(10,585)	93.64
03/01/2024	3,947	93.65
03/15/2024	23,019	96.73
03/19/2024	(10,709)	95.77
03/21/2024	(97,771)	95.98
04/01/2024	50,331	97.34
04/01/2024	(30,354)	97.36
04/04/2024	11,491	96.31
04/12/2024	(12,998)	95.05
04/15/2024	(36,498)	93.94
04/18/2024	(7,387)	95.16
04/19/2024	(6,465)	95.67
04/23/2024	(41,416)	96.45